Mail Stop 4561

March 17, 2009

Brian J. Farrell
Chief Executive Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

> **Re:** **THQ Inc.**
> **Form 10-K For The Fiscal Year Ended March 31, 2008**
> **Filed May 28, 2008**
> **Form 10-Q For The Quarterly Period Ended September 30, 2008**
> **Filed November 6, 2008**
> **Form 10-Q For The Quarterly Period Ended December 31, 2008**
> **Filed February 5, 2009**
> **File No. 000-18813**

Dear Mr. Farrell:

      We have reviewed your response letter dated February 27, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 30, 2009.

 Form 10-K for the Fiscal Year Ended March 31, 2008

Item 1. Business, page 1

Strategy, page 2

1.   We note your response to our prior comment 1. However, as games developed from the WWE license accounted for over 25% of your total net sales in fiscal 2008, as well as accounting for over 15% of your total net sales from at least fiscal year 2004 through 2007, this agreement appears to constitute a contract upon which your business is substantially dependent, and is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. The consistency of the importance of games developed from the WWE

license to your total net sales over a course of years appears to demonstrate that the filing of this license agreement does not require a prospective determination of materiality, nor that the importance of games developed from this license will seasonally vary. Please file this agreement, or advise us as to why you continue to believe that this agreement is not required to be filed.

Item 1A. Risk Factors, page 9

2. In your response to prior comment 3, you disclose that your current license with Disney·Pixar includes the properties "Ratatouille," "Wall-E," "Up," and the next wholly-owned Pixar film following "Up." You also disclose that the current license specifically excludes sequels to properties that are not one of those four films, such as any sequel to "Toy Story." Since the license is specific to those four properties, THQ was competing with Disney Interactive Studios, as well as with other publishers, for the rights to "Toy Story 3." You further state that you believe your current risk factor sufficiently addresses your situation with licensors, and that if there are specific instances in which licensors do not renew a license to develop games, or do not grant future licenses based upon their properties, you will address that issue. However, considering that in a competitive bidding process, you were not granted the rights for a future licensed property with a current key licensor, i.e. the "Toy Story 3" property of Disney·Pixar, this should be disclosed in your risk factor. Also, in future filings please enhance your disclosure in this risk factor to address the nature of your current license with Disney·Pixar, as you discussed in your response to our prior comment.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 6. Exhibits, page 39

Exhibit 10.1

3. We note your responses to our prior comments 11 and 20, and also your recently filed request for confidential treatment for certain exhibits. Comments, if any, related to such request will be provided promptly under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to completion of our review of your Form 10-K for the fiscal year ended March 31, 2008.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note 5. Goodwill, page 11

4. We note in your response to our prior comment 19, and your disclosures in your Form 10-Q for the quarterly period ended December 31, 2008, that based on a combination of factors, including the decline in the Company's market capitalization below the carrying value of the Company's net assets and the unfavorable macroeconomic conditions and

uncertainties, you concluded that during the quarter ended December 31, 2008, there were sufficient indicators that required the Company to perform an interim goodwill impairment analysis, which resulted in an impairment charge of $118.1 million, representing the entire amount of your previously recorded goodwill. Considering the economic environment and the Company's market capitalization at the time you filed the September 30, 2008 Form 10-Q, please tell us how your MD&A disclosures in such filing adequately addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. Tell us how you considered providing disclosure in the September 30, 2008 Form 10-Q that addressed the existence of negative factors that may have impacted the recoverability of your goodwill. In addition, tell us how you considered updating your risk factor disclosures to address the potential impairment. Please Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief